BKD LLP
CPAs & Advisors
1551 N. Waterfront Parkway, Suite 300 // Wichita, KS 67206-6601
316.265.2811 // fax 316.265.9405 // bkd.com

Report of Independent Registered Public Accounting Firm

Management
Cooper Malone McClain, Inc.
Wichita, Kansas

We have audited the accompanying statements of financial condition of Cooper Malone McClain, Inc. (the "Company") as of December 31, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2015 and 2014, in accordance with accounting principles generally accepted in the United States of America

BKD, LLP

BKD, LLP

Wichita, Kansas
February 10, 2016